

May 31, 2012

Via E-mail
Elizabeth A. Smith
Chief Executive Officer
Bloomin' Brands, Inc.
2202 North West Shore Boulevard
Suite 500
Tampa, FL 33607

> **Re: Bloomin' Brands, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 17, 2012**
> **File No. 333-180615**

Dear Ms. Smith:

We have reviewed your responses to the comments in our letter dated May 3, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Cover Page

1. Please revise here and in the underwriting section of your prospectus to clarify how the share purchases will be allocated among the shareholders if the underwriters' option to purchase additional shares is not exercised in full.

2. Please revise to remove the references to the words "Joint Book-Running Managers," "Co-Lead Manager" and "Co-Managers" on the prospectus cover page.

Inside and Outside Cover Page Graphics

3. We note your response to our prior comments 4 and 5 and reissue in part. Please revise to remove the words "innovation," "dedication" and "fresh" from the second page of the inside cover page graphics. Also please remove the words "quality," "passion" and "pride" and the statement that "[e]very meal we serve tells our story" from the third page of the inside cover page graphics. In addition, please remove all the text from the first two pages of your outside cover page graphics. The text that we have requested be removed appears to present an unbalanced presentation of certain aspects of your business. For example, the graphics do not appear to depict "innovation," "dedication," "passion," and "pride." Furthermore, text accompanying graphics should only be used to the extent necessary to briefly explain visuals in the presentation, and graphics should generally only be used to depict a registrant's products or services.

Elizabeth A. Smith
Bloomin' Brands, Inc.
May 31, 2012
Page 2

<u>Prospectus Summary, page 1</u>

<u>Our Company, page 1</u>

4. Please revise the first sentence in the second paragraph to state that it is your belief that you strengthened your management team.

5. We note your response to our prior comment 9 and reissue in part. Please revise to define "upscale" and "high quality" or remove the qualitative descriptions as it is unclear how the terms describe Bonefish Grill, Fleming's and Roy's. The respective restaurants appear to operate in the full service restaurant chain segment. If the terms are used in the Knapp-Track High End index, please state so. Additionally, please explain what you mean with the phrases, "highly attentive service," "attentive service" and "high-end yet approachable service." Please revise to remove or clarify that the service is comparable to service found at other full service restaurants. Lastly, explain what is a "lively dining experience." If you meant to state that you provide free live music, please revise to state so.

6. We note your response to our prior comment 12 and the revised disclosure stating that Roy's provides an "upscale" dining experience featuring Pacific Rim cuisine. This revised disclosure appears to conflict with your response to our prior comment 14 as you note that the Knapp-Track High End index is an index of high-end restaurants and it is your belief that there is no comparable Knapp-Track index that would provide corresponding information for Roy's. Please advise or revise your description of Roy's.

7. We note your disclosure on pages 1 and 95 of the cumulative percentages by which each of your restaurants outperformed the Knapp-Track index over the last two years. Please revise by disclosing the percentage that each restaurant outperformed the Knapp-Track index for each year.

8. Please revise the last sentence of the third paragraph to provide the net income (loss) for the three years that you referenced.

<u>Recent Evolution of Our Business, page 2</u>

9. We note your response to our prior comment 16 and your revised disclosure on page 3 that "[you] estimate that [productivity and cost management initiatives] allowed [you] to save over $200 million in the aggregate, although [you] faced rising commodity prices." It appears that in the last fiscal year and in your most recent interim stub, your cost-saving initiatives and price increases were only able to partially offset the rising cost of commodities. Please revise to clarify here that your cost of sales has increased despite such cost saving measures. Similarly, please revise your disclosure in your Productivity section on page 4 to clarify that your cost savings only partially offset commodity inflation.

<u>Competitive Strengths, page 3</u>

10. We note your response to our prior comment 19 and reissue in part. Please substantiate the statement that you offer a "compelling customer experience" with "superior" value by providing us with materials that distinguishes you from your competitors or remove such statements. Also revise throughout the prospectus.

11. We note your response to our prior comment 22 and reissue in part. Please substantiate the statement that the lower priced menu items have not sacrificed profit margin. Alternatively, please remove such statement. Additionally, please revise your disclosure in your Attractive Prices section on page 4 to disclose that you have also increased prices in order to try to offset the impact of rising commodity prices. Lastly, please revise to clarify what you mean by "attractive prices" by including in brackets the range of prices.

<u>Our Sponsors, page 6</u>

12. We note your response to our prior comment 29 and reissue in part. Please revise to briefly discuss here the conflicts of interest that your founders may have with your business and the termination fee to be paid in connection with this offering.

<u>Ownership Structures, page 55</u>

13. We note your response to our prior comment 41 and reissue in part. We note your disclosure on page 55 that your legal ownership interests as a general partner in these partnerships and joint ventures generally range from 50% to 90%. Please revise to disclose separately the range of your legal ownership interests as a general partner in the limited partnerships.

<u>Business, page 95</u>

<u>Experienced Executive and Field Management Teams, page 100</u>

14. Please revise the first sentence in the second paragraph of this section to state as a belief and revise to remove the word "deep."

15. Please balance the last sentence in the second paragraph of this section by disclosing that "[i]n the future [you] do not plan to utilize limited partnerships for domestic company-owned restaurants." Similarly, please revise your disclosure in the first paragraph of your Area Operating, Managing and Chef Partner Programs section on page 112.

Advertising and Marketing, page 102

16. We note your response to our prior comment 64 and reissue in part. Please revise to clarify what you consider to be a sufficient number of restaurants to make the media purchase efficient.

Sourcing and Supply, page 115

17. We note your response to our prior comment 68 and reissue. Please revise to clarify what you mean by building "stronger relationships with [your] key vendors."

Underwriting, page 178

18. Please revise to indicate that the selling shareholders may be deemed to be underwriters with respect to the shares they are offering.

Where You Can Find More Information, page 186

19. Please revise to include your Internet address.

       You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
       John M. Gherlein
       Baker & Hostetler